SACO I Trust Series 2005-6
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A	48,094,332.08	3,767,583.92	242,440,667.92
B-1	0	111,333.86	6,185,000.00
B-2	0	98,778.00	5,026,000.00
B-3	0	97,305.93	4,639,000.00
M-1	0	417,318.18	27,835,000.00
M-2	0	145,453.75	9,472,000.00
M-3	0	111,009.48	7,152,000.00
M-4	0	109,164.00	6,959,000.00
M-5	0	93,842.73	5,799,000.00